UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-14023

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust
6711 Columbia Gateway Drive, Suite 300
Columbia, Maryland 21046
________________________________________

TABLE OF CONTENTS

FORM 11-K

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Corporate Office Properties, L.P. Employee Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Baltimore, Maryland
June 21, 2012

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value
Mutual funds	$21,158,288	$19,833,593
Common/collective fund	646,826	656,585
Corporate Office Properties Trust common shares	815,442	1,231,135
Total investments, at fair value	22,620,556	21,721,313

Receivables
Notes receivable from participants	647,046	551,724
Employer contribution	—	21,593
Total receivables	647,046	573,317

Total assets	23,267,602	22,294,630

Adjustment to contract value
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,558)	(23,732)
Net assets available for benefits	$23,245,044	$22,270,898

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions (reductions) to net assets attributed to:
Investment income (loss), net
Interest and dividend income from investments	$688,718
Net depreciation in fair value of investments	(1,425,301)
Net investment loss	(736,583)

Interest income on notes receivable from participants	26,348

Contributions
Employee	2,577,321
Employer	1,136,962
Rollover	25,685
Total contributions	3,739,968

Total additions	3,029,733

Deductions from net assets attributed to:
Benefits paid	2,052,687
Administrative expenses	2,900
Total deductions	2,055,587

Net increase	974,146

Net assets available for benefits
Beginning of year	22,270,898
End of year	$23,245,044

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General
Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and of which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed at least 60 days of employment and are at least 21 years of age. Employees automatically enter the Plan as participants on the first day of the month that coincides with or, next follows, the date when they become eligible to enter the Plan unless they make an affirmative election to not participate. The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company serves as the Plan administrator and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions
Participants may contribute up to 90% of their compensation, as defined in the Plan, per pay period on a before-tax basis or after-tax basis, or a combination of both, subject to limitations under the IRC. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit. Participants may rollover amounts from traditional individual retirement accounts, 403(b) plans, 457 plans and other qualified retirement plans into the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 100% of the first 1% of pre-tax and/or after-tax contributions that participants contribute to the Plan and 50% of the next 5% in participant contributions to the Plan (representing an aggregate Company match of 3.5% on the first 6% of participant pre-tax and/or after-tax contributions to the Plan).

Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants immediately vest in their contributions and related earnings thereon. Participants are 50% vested in Company matching contributions and related earnings thereon after one year of continuous service and 100% vested after two years of continuous service.

Notes Receivable from Participants
Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator. At December 31, 2011, interest rates on participant loans ranged from 4.25% to 8.50% and the maturity dates on such loans ranged from January 2012 through November 2016. Repayment of participants’ loan principal and interest is obtained through bi-weekly payroll deductions from such participants. If participants revoke elections applicable to such payroll deductions, the entire unpaid principal sum of the participants’ loan plus accrued interest and any other amounts due under the loan will become due and payable. Partial or full early repayments of participant loans are permitted at any time.

Payment of Benefits
Upon termination of service, whether by death, disability, retirement or otherwise leaving the Company and its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period unless such vested interest is $1,000 or less, in which case a distribution is made in a lump sum amount. Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan.

In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. A participant cannot make elective deferral contributions to the Plan for six months after he or she takes a financial hardship distribution.

Forfeitures
Nonvested Company matching contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries. Forfeitures are used by the Company to apply against Company contributions. The Plan used $12,806 of previously forfeited nonvested accounts during 2011 to reduce the Company’s funding requirements for additional employer contributions.

Investment Options
The Plan provides 23 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest. Participants of the Plan may also choose to invest in additional mutual funds through a self-directed brokerage service provided by T. Rowe Price. In addition, the participants of the Plan may choose to invest in Corporate Office Properties Trust’s common shares.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the Plan year. Shares in the T. Rowe Price Stable Asset Fund, which is a fully benefit-responsive common/collective fund, are valued at fair value with an adjustment to arrive at contract value. Contract value, which represents the contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses, is the relevant measurement attribute for that portion of the net assets available for benefits because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Corporate Office Properties Trust’s common shares are valued at the closing market price of such shares at the end of the Plan year, as reported on the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized and unrealized gains or losses on those investments.

Administrative Expenses
Substantially all expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

Recent Accounting Pronouncement
In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance to amend measurement and disclosure requirements related to fair value measurements to improve consistency with International Financial Reporting Standards. This guidance is effective prospectively as of January 1, 2012 and the Plan will adopt this guidance as of that date. This guidance is not considered to have a material effect on the Plan’s financial statements.

3.	Investments, at fair value

The following presents the value and number of shares held of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	Value of Investments at		Number of Shares Held
	December 31,		at December 31,
	2011	2010	2011	2010
Mutual funds:
T. Rowe Price Retirement 2020 Fund	$2,182,392	$1,924,852	137,171	117,083
T. Rowe Price Retirement 2030 Fund	1,849,277	1,686,331	111,806	97,589
T. Rowe Price Mid-Cap Growth Fund	1,839,644	2,200,198	34,888	37,591
T. Rowe Price Retirement 2025 Fund	1,704,516	1,378,402	147,195	114,485
T. Rowe Price Retirement 2035 Fund	1,594,637	1,390,123	136,761	113,665
T. Rowe Price Small-Cap Value Fund	1,480,058	1,532,284	42,925	42,410
T. Rowe Price Equity Index 500 Fund	1,406,495	1,395,303	41,514	41,208
T. Rowe Price Growth Stock Fund	1,386,885	1,324,915	43,572	41,210
T. Rowe Price Retirement 2040 Fund	1,259,869	*	76,033	*
Corporate Office Properties Trust common shares	*	1,231,135	*	35,226

*The balance of this investment does not represent more than 5% of the Plan’s assets at the reporting date.

The Plan’s investments depreciated in value by $1,425,301 in the year ended December 31, 2011 (including realized gains and losses on investments bought and sold, and unrealized gains and losses on investments held during the year). This depreciation included $929,999 in net decrease attributable to investments in mutual funds and a $495,302 net decrease attributable to investments in Corporate Office Properties Trust common shares.

Accounting standards define fair value as the exit price, or the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The standards also establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available given the circumstances. The hierarchy of these inputs is broken down into three levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs include (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in markets that are not active and (3) inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The table below sets forth the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

		Significant
	Quoted Prices in	Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2011
Assets:
Mutual funds:
Stock funds	$9,547,318	$—	$—	$9,547,318
Retirement funds	10,882,088	—	—	10,882,088
Bond funds	728,882	—	—	728,882
Common/collective fund	—	646,826	—	646,826
Corporate Office Properties Trust common shares	815,442	—	—	815,442
Total assets	$21,973,730	$646,826	$—	$22,620,556
December 31, 2010
Assets:
Mutual funds:
Stock funds	$9,851,570	$—	$—	$9,851,570
Retirement funds	9,276,188	—	—	9,276,188
Bond funds	705,835	—	—	705,835
Common/collective fund	—	656,585	—	656,585
Corporate Office Properties Trust common shares	1,231,135	—	—	1,231,135
Total assets	$21,064,728	$656,585	$—	$21,721,313

The Plan’s Level 1 assets are valued at quoted market prices. The Plan’s Level 2 assets, representing investments in a common/collective fund, have underlying investments primarily in pools of investment contracts that are issued by insurance companies and commercial banks and contracts that are backed by high-quality bonds, bond and securities trusts and mutual funds; these investments are valued based on the aggregate market values of the applicable bonds, bond and securities trusts and other investments. For the years ended December 31, 2011 and 2010, there were no transfers into or out of Level 1, 2 or 3 assets.

4.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

5.	Related Parties

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Associates. T. Rowe Price Associates and T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc. Transactions with the Trustee, T. Rowe Price Trust Company, therefore qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

During 2011, the Plan purchased 9,171 common shares of Corporate Office Properties Trust for $269,509 and sold 6,041 common shares for $189,900. The Plan held 38,356 common shares valued at $815,442 at December 31, 2011 and 35,226 common shares valued at $1,231,135 at December 31, 2010.

6.	Income Tax Status

The Plan administrator received a favorable determination letter dated July 13, 2005. The Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Reconciliations of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$23,245,044	$22,270,898
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	22,558	23,732
Net assets available for benefits per the Form 5500	$23,267,602	$22,294,630

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2011:

Total investment loss	$(736,336)
Interest income on notes receivable from participants	26,348
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	22,558
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	(23,732)
Total losses on investments per the Form 5500	$(711,162)

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2011

Total that Constitute Nonexempt
Participant Contributions Transferred Late to Plan	Prohibited Transactions
4/8/2011 payroll date - $19,085	$19,085

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

		(c)
		Description of investment
(a)	(b)	including maturity date, rate of		(e)
	Identity of issuer, borrower, lessor	interest, collateral, par or	(d)	Current
	or similar party	maturity value	Cost**	Value

*	T. Rowe Price Retirement 2020 Fund	Mutual fund		$2,182,392
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		1,849,277
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		1,839,644
*	T. Rowe Price Retirement 2025 Fund	Mutual fund		1,704,516
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		1,594,637
*	T. Rowe Price Small-Cap Value Fund	Mutual fund		1,480,058
*	T. Rowe Price Equity Index 500 Fund	Mutual fund		1,406,495
*	T. Rowe Price Growth Stock Fund	Mutual fund		1,386,885
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		1,259,869
*	T. Rowe Price Equity Income Fund	Mutual fund		1,070,357
*	T. Rowe Price Retirement 2045 Fund	Mutual fund		914,965
*	T. Rowe Price International Stock Fund	Mutual fund		868,480
*	T. Rowe Price New Horizons Fund	Mutual fund		773,433
*	T. Rowe Price New Income Fund	Mutual fund		728,882
*	T. Rowe Price Balanced Fund	Mutual fund		520,063
*	T. Rowe Price Retirement Income Fund	Mutual fund		448,639
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		334,951
*	T. Rowe Price Retirement 2050 Fund	Mutual fund		264,974
*	T. Rowe Price Extended Equity Market Index	Mutual fund		141,032
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		135,783
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		102,046
*	T. Rowe Price Retirement 2055 Fund	Mutual fund		90,039
*	T. Rowe Price Mid-Cap Value Fund	Mutual fund		56,751
*	T. Rowe Price Self-directed brokerage service fund	Mutual fund		4,120
				21,158,288
*	T. Rowe Price Stable Value Fund	Common/collective fund		646,826
*	Corporate Office Properties Trust common shares	Common shares		815,442
*	Notes receivable from participants	Interest rates ranging from 4.25% to 8.50%, maturity dates ranging from January 2012 through November 2016		647,046
				$23,267,602

*	Denotes party-in-interest as defined by ERISA.
**	Cost information not required for participant-directed accounts.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES, L.P. EMPLOYEE
RETIREMENT SAVINGS PLAN

		BY:	CORPORATE OFFICE PROPERTIES, L.P.,
the Plan administrator

		BY:	CORPORATE OFFICE PROPERTIES TRUST,
the sole general partner

Date:	June 21, 2012	BY:	/s/ Roger A. Waesche, Jr.
Roger A. Waesche, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm